Filer: C. R. Bard, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Exchange Act of 1934

Subject Company: C. R. Bard, Inc.

Commission File No. 001-6926

On April 24, 2017 at 1:00pm (EST), C. R. Bard, Inc. (“Bard”) held a conference call with employees of Bard to provide supplemental information about the merger of Becton, Dickinson and Company and Bard. A recording of the conference call was made available to employees of Bard on April 25, 2017. A transcript of the conference call follows.

C. R. Bard, Inc. Conference Call April 24, 2017

Corporate Speakers:

• Tim Ring	C. R. Bard	CEO
• John Weiland	C. R. Bard	COO
• Chris Holland	C. R. Bard	CFO
Participants:
• Vince Forlenza	Becton, Dickinson	CEO
• Chris Reidy	Becton, Dickinson	CFO

PRESENTATION

Operator: Ladies and gentlemen, thank you for standing by. Welcome to the CR Bard conference call.

(Operator Instructions)

I would now like to turn the conference over to the main room. Please go ahead.

Tim Ring: I would like to welcome Bard team members from around the world, several of whom are joining at inconvenient times, I’m sure. As you all know yesterday, at 5pm Eastern Time US, it was announced that Becton, Dickinson has agreed to acquire Bard in a $24 billion acquisition.

This news, while very exciting and in many ways historic, it’s also, I know, surprise to many of you. Starting last night and continuing throughout the day today, Bard leaders are holding town halls around the world. It’s our commitment to keep lines of communication open with all of you.

To that end, we’re very fortunate to have a partner in BD who also values communication and they’re gracious enough to drive from their headquarters on a very busy day for them, to come down here and do this call. And they’re in the room with us as we speak.

We have Vince Forlenza, the CEO of BD and a long time friend of mine; Tom Polen who was with this transaction and yesterday was announced the President of BD and several other members of their management team. Chris Reidy, their CFO is here; Bill Tozzi, who is the integration leader for this pretty big project; Linda Tharby, who is their EVP of human resources; Kristen Cardillo, their Director of Communications is here with us as well.

Vince, Tom, and to all the BD members, welcome to Bard.

So this weekend along with John Weiland, we did get the chance to sit down together and film a video that maybe some of you have seen on the integration Web Site. As we were doing that and in between various takes, we had the chance to talk about why we’re each excited about this combination of the two companies.

Today for the next 30 minutes or so, we hope to expand upon that conversation, to share a little more about the vision and the opportunity ahead. I think we’ll help add a little context to what you’re learning about in the town hall meetings.

So Vince, Tom, and John Weiland, I hope this format will work for you. I’m going to ask Vince to start but before I do, I’d like to let all the Bard employees know a little bit more about Vince. Both John and I have known Vince for a long time. I’ve met Vince more than 15 years ago, I’ve had the chance to work with him in various industry association groups, and watch closely how he leads BD, one of the most respected companies in our industry.

As we’ve told a few groups already, his character, his values, and those shared by your colleges, your leadership style gives us great comfort as we look to turn over the company to you and your team. Vince has spent over 32 years at BD. It’s clear how much he personally cares about BD, their employees, the mission, and the customers, and the patience that they serve just like we do. I can’t think of a better leader for the combined company. Vince?

Vince Forlenza: I appreciate your kind words and I’m very humbled by this opportunity. As you know, we’ve been looking at Bard for a long time. This is truly an exceptional company. One that view as a growth platform of the combined company. You referenced the video we made together and in it we comment several times on the combination of our Company’s and the potential we have to make a real impact on the industry.

We’re very proud of what we have built at BD. I would tell all the Bard employees out there that you are joining a family of truly inspirational people. And Bard brings to us 16,000 equally talented and inspirational people with capabilities and strengths that are complementary to ours. We have strengths and strategic sell, informatics and solutions delivery that, coupled with your strengths and improving clinical outcomes, will create a combination that’s going to be hard to beat. I think impossible to beat.

Before I finish up, I just want to say that this morning I got up, obviously thinking about this deal. And of course you always question whether you’ve made the right decision or not, and I checked my e-mail.

There was an e-mail from Tim, and he had forwarded to me an e-mail sent ultimately starting from Stefanie Howell who had written the e-mail, one of your district managers. And she talked about the passion for the company, the passion for the culture, what you can do for patients, the sense of family that you have, and the pride in a culture of excellence.

And I looked at that e-mail and I said, we have made the right decision. I think you’re going to find a very similar culture at BD. And the way we’re thinking about this, we know that you’re proud and you have great reasons to be proud of working for Bard, we want you to be just as proud to work for BD. I think we can achieve that, and that is our commitment.

Tim Ring: Very nice of you to share that story. Let me turn it over to John Weiland for a moment and let him share his thoughts with the team.

John Weiland: First of all, thank you Tim. I’d like to acknowledge how our teams are feeling around the world today. This is big news and I know you’re still trying to understand what it means. I’ve been here for 21 years and there’s not a day that goes by that I’m not reminded of how special a place this is and how special our people are.

Vince, Tom, Bill, and the rest of the team, I know you’ll be impressed as you start to meet our team members and our businesses, our plants, and in the field. And what I’d like to share with you, with the team is around culture.

Today, we’re going to talk a lot about business strategy and the impact that we have on patients. But I also think it’s really important to emphasize our culture. Like BD, Bard has an important legacy with over 110 years of history. BD values and emphasizes accountability, respect, continuous improvement, customer and patient focus which matched the Bard values of quality, integrity, service and innovation.

Even our missions are aligned, BD’s, advancing the world of health. Bard, advancing lives and the delivery of healthcare. There is so much more in common between our teams than people realize here on this first day.

My message, on top of everything else you hear today, is that I believe that culture that makes Bard so special will continue, and that we are joining two teams with very similar values, work ethics and purpose.

Tim Ring: Thanks, John.

Let me take a second now and turn it over to Tom Polen. Tom’s played a very big role in not only making this happen, but the vision behind this deal, as well as the CareFusion deal that preceded us.

Can you take a second and share with the Bard team why you’re so excited about this?

Tom Polen: Sure, thank you, Tim.

And just, maybe a quick personal note is, is I know that as John and Tim mentioned that certainly most folks here on the phone had one of the biggest surprises of your life last night when you either saw on the news or your received a call from a colleague or friend, of the announcement of us coming together.

And I remember when I had that exact same feeling when I was actually at a separate company that was bought by BD and came to BD. And it’s been about 15 years later, and so I think we learn more and more about Bard as we’ve been working together over the last few weeks on diligence, et cetera.

It becomes increasingly hard already to understand who’s from what company. The culture, the feel of — of the approach, the way of doing business, the ethics, the humbleness, it is a very, very close linked organization in terms of culture. And I’m really excited about what’s going to come in the near term and in the years ahead.

And certainly I think, as you’ll see and as you’ll meet a number of BD associates, not just myself but with many senior leaders who also came in through the CareFusion acquisition, there’s going to be a lot of very exciting career opportunities for everyone in the new company.

As Tim mentioned and Vince, we’ve been thinking about this for a long time, Bard is an exceptional company. At BD we believe there’s a tremendous opportunity to improve both the process of care, and the treatment of disease.

We describe ourselves as having a focus on improving the discovery, diagnostics and delivery of care, and we’re proud that we’ve made meaningful progress across all of those three areas.

And with the addition of Bard to the family, and in particular your portfolio of differentiated products and all of your teams’ capabilities around the world in improving clinical outcomes, we know we can make even more meaningful progress.

This combination advances the strategies of both companies. It creates new growth opportunities across a range of clinically impactful segments. And we believe we can leverage the global capabilities to help fuel your international growth in markets like Latin America, Middle East and other areas of Asia.

You’re clearly one of the fastest growing net tech companies in emerging markets, and we are very excited to accelerate that.

I’ll turn it back over to Tim.

Tim Ring: Thanks, Tom. And let me also thank Vince and John Weiland for sharing their thoughts with us as well.

Earlier this morning some of you may have heard Vince, Tom, John and Chris Reidy, the CFO for Bard, participate in a call with investors — I thought you guys did a great job, by the way — and I thought we could share some of the context for this group on how the investment community is reacting to the news.

So let me start with Chris Reidy, and then Chris Holland may have some insight as well, about what you’ve been hearing so far, and your reaction to the announcement.

Chris Reidy: In light of good news and bad news, the good news is your stock price is up over 20%. On a not so good news we’re down about three, and that’s really not surprising.

What we’ve been hearing is people love this deal. The big analysts love this deal. The people that know you guys love this deal. There is some pushback in terms of the valuation and how much we paid for it, to be honest. And the best quote I saw from one the analysts is “you get what you pay for.”

That’s really important. I mean, that speaks to the long term. You know, we’re not looking at this and what happens to the stock price today. We’re doing an equity offering. We think a lot of the long term investors are going to get in, in the equity offering. A lot of the short term investors are hopping out today.

But we’re really looking at this as a long term investment. And when you put two great companies — you know the reason we had to pay so much is because you guys are a great company — when we put the two of us together, it’s going to be unbelievable.

David Lewis, one of our lead analysts, his title was an Uber Supplier. And you know, that just basically says we’re going to be able to do something special that we couldn’t really do on our own.

And when you do that, and you make customers happy, and you end up doing things for patients, then you know, I’ve always thought as a CFO that ends up making shareholders happy and it also makes great opportunities for employees. So we’re feeling real good about the reaction in the market.

Tim Ring: Great. Thanks, Chris. Chris Holland?

Chris Holland: Yes, sure. First, I’d echo all the cultural comments that have been made. I’ve had the pleasure of spending a fair number of hours now with a number of the BD team, and couldn’t agree more with Tom’s comments that you start to forget what side you were on. Obviously now we’re all on the same side which is a much fun — more fun place to be.

The only thing I’d add to Chris’s comments is we’ve heard the same thing, in terms of how people are reacting to the strategic rationale positioning of the company going forwards outstanding. To Chris’s point, there’s no way this company is not incredibly successful commercially.

The one technical dynamic that people should just appreciate in terms of how the stocks trade today on top of people digesting the long term opportunity, is there are a set of investors called arbitrageurs, the “arb” investor — you may see that in movies from time to time, going way back to “Wall Street” and Michael Douglas — but the reality is they make money just on the spread between today’s stock price and what the stock price will be at closing, which we’re trading now in 317 over a 6 month period implies about a 6 % annualized return.

The way they do that, is they buy Bard, which they’re doing this morning, and they sell short BD, just to lock in effectively the opportunity to make money on the time value between now and closing.

So that’s a purely technical short term dynamic. It has nothing to do with the strategic intent of the transaction. That’s how they make their money. They’re putting their trades in place today. That is something that will work its way through in the next couple of days and week or so.

And as Chris said, once — once BD is done with what I believe there’ll be a highly successful equity offering, that overhang will then be out the stock as well. Then it will be very much focused on what’s next year going to look like? And what is the long term opportunity for the combined company?

So from my personal perspective, I don’t think the reaction could have gone any better. And is frankly just as hoped, or maybe a little bit better in terms of how the two stocks are behaving as we — as we sit here.

Tim Ring: Thanks, Chris. Vince?

Vince Forlenza: So I’d like to add one other comment. You know, I’m really pleased that Tim is joining our board and that John is going to be working in an advisory capacity with us on the integration. And so I think that’s going to work out really well.

I don’t know if anybody saw the headline from Jefferies, which is one of the big banks, on this deal. It was, “Forlenza Puts a Ring On.”

Tim Ring: It’s not the first time he’s done that. The first time was on a golf course. Thanks, Vince.

So, as I mentioned in the opening, we do have town halls scheduled around the globe, including one that starts here very shortly in Murray Hill. And in addition to that, the entire senior BD team will be visiting several Bard locations starting as early as tomorrow and continuing over the next few weeks.

So there will be plenty of opportunities for each of you to ask your questions and get answers at those meetings. But let me just close with this. The combination of our companies will be very exciting and truly impactful for patients around the world.

We do have a lot of heavy lifting that we each have to do to get there. Soon we will share more details with you on what will be a very collaborative integration process.

Vince and the team has shared an overview with us, and I can assure you that it will be a very thoughtful and very people focused process.

I also think it’s important to point out the role that John will play, as Vince mentioned, in the integration process. As everybody on the Bard team knows, and BD appreciates, John’s been instrumental in building Bard into what it is today. His fingerprints are all over the operating culture, our management processes, our culture and our results.

We often talk about how in touch John is with our team around the world. There’s not a Bard facility globally that we can walk through that he doesn’t stop to talk to several different people along the way.

And I will have the privilege, as Vince mentioned, to sit on the board of the new company. And as a future board member I can tell you that I have great comfort in knowing that John that will be a key advisor in this whole process, reporting directly in to Vince.

So in the meantime, we do need to remember that we are still two separate companies with real commitments that we have to meet in 2017. As we sit here today, I want you to all know you should be very proud of the legacy that we’ve all built together.

You’ve heard both Tom and Vince talk about what an exceptional company we are. I couldn’t agree more. You saw in our earnings release that 2017 is off to a really great start, including raising guidance for the year.

We could have one of the strongest years we’ve had in a long time. And what a great way to start a new chapter of combining the two companies.

So I’ll end by thanking you all for everything that you do. But stay focused, keep the lines of communication open, and we’ll meet all the commitments we’ve made to each other, our customers and our patients.

Thanks. So long.

FORWARD-LOOKING STATEMENTS

The information presented herein contains estimates and other forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “outlook” and similar words, phrases or expressions are intended to identify such forward-looking statements, but other statements that are not historical facts may also be considered forward-looking statements. These forward-looking statements include statements about the benefits of the merger, including anticipated future financial and operating results, synergies, accretion and growth rates, BD’s, Bard’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure of the closing conditions to be satisfied, or any unexpected delay in closing the proposed merger, including the failure to obtain the necessary approval by Bard shareholders and the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed merger; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings related to the proposed merger; risks relating to the integration of BD’s and Bard’s businesses, operations, products and employees, including the risk that this integration will be materially delayed or will be more costly or difficult than expected; the risk that the integration of the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized; the risk of higher than anticipated costs, fees, expenses and charges in relation to the proposed merger; access to available financing on a timely basis and reasonable terms; reputational risk and the reaction of BD’s and Bard’s employees, customers, suppliers or other business partners to the proposed merger, including a risk of loss of key senior management or other associates; developments, sales efforts, income tax matters, the outcomes of contingencies such as legal proceedings, and other economic, business, competitive and regulatory factors; as well as other risks, uncertainties and factors discussed in BD’s and Bard’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”), available free of charge at the SEC’s website at www.sec.gov. BD and Bard do not intend, and disclaim any obligation, to update or revise any forward-looking statements contained in this communication to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction, BD will file a registration statement on Form S-4 with the SEC that will include a proxy statement of Bard that also constitutes a prospectus of BD. BD and Bard also plan to file other documents in connection with the proposed transaction with the SEC. INVESTORS AND SHAREHOLDERS OF BARD ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BD, BARD, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by BD or Bard with the SEC will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the documents filed with the SEC by BD at BD’s website at www.bd.com, in the “Investors” section by clicking the “Investors” link or by contacting BD Investor Relations at Monique_Dolecki@bd.com or calling 201-847-5378, and will be able to obtain free copies of the documents filed with the SEC by Bard at Bard’s website at www.crbard.com, in the “Investors” section by clicking the “Investors” link or by contacting Bard Investor Relations at Todd.garner@crbard.com or calling 908-277-8065.

PARTICIPANTS IN THE SOLICITATION

BD, Bard, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Bard’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bard shareholders in connection with the proposed merger, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about BD’s directors and executive officers is available in BD’s proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on December 15, 2016, and other documents subsequently filed by BD with the SEC. Information about Bard’s directors and executive officers is available in Bard’s proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on March 15, 2017, and other documents subsequently filed by Bard with the SEC.